Mail Stop 6010                                                                June 4, 2007


Nicholas Stone, President
Max Nutrition, Inc.
8531 Santa Monica Boulevard
West Hollywood, California 90069

> **Re:    Max Nutrition, Inc.**
> **Registration Statement on Form SB-2**
> **Amendment no. 1 filed May 18, 2007**
> **File No. 333-141327**

Dear Mr. Stone:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM SB-2

General

1. Before requesting acceleration of effectiveness, please refer to Item 310(g) of Regulation S-B and consider the need to file an amended registration statement on Form SB-2 to include your most recent interim financial statements and related information for the period ended April 30, 2007. In doing so, please also file as an exhibit an updated, signed consent report from your independent accountants, as applicable.

Business, page 20

2.  We note your response to comment 34.  Please revise your document to
    specifically state that your products are not subject to FDA approval.
    Additionally, state whether your products are regulated at all by the FDA.  If they
    are, then revise to describe the applicable regulations.  You should consider
    labeling and manufacturing regulations.

Management's Discussion and Analysis or Plan of Operations, page 21

Critical Accounting Policies, page 26

Revenue Recognition, page 26

3.  Please revise your disclosure to clarify how you account for product returns under
    SFAS No. 48.  Specifically, please tell us how you reduce gross revenue by
    "actual" customer returns, which are presumably unknown until after you have
    recorded the related sale. Expand your disclosure to outline the factors
    management considers in estimating returns, as you have limited sales history.

Notes to Financial Statements, page F-7

Note 1- Organization, page F-7

4.  We acknowledge your response to comment 41. Please revise your disclosure
    both herein and in other applicable sections throughout the filing, for example, on
    pages 16 and F-12, to comply with paragraph D18 of SFAS No. 141. Your current
    disclosure does not clearly illustrate why the transaction with Wink Stone LLC
    qualifies as one involving entities under common control; please address the
    applicable provisions of EITF No. 02-5. In addition, you do not sufficiently
    disclose the basis of your accounting for the exchange transaction and illustrate
    why Wink Stone LLC is the surviving reporting entity, nor do you disclose how
    you reflected the transaction in your financial statements.

5.  Additionally, it appears that you should transfer the accumulated deficit for Wink
    Stone LLC to additional paid-in capital upon the conversion of the LLC to the C
    Corporation.  Refer to Staff Accounting Bulletin 4:B.

Mr. Nicholas Stone

Notes to the (Unaudited) Financial Statements, page F-17

2. Stockholders' Deficit, page F-17

6.  We acknowledge your response to comment 42 and substantively reissue our comment. It appears that you arbitrarily determined the $0.001 price of the common stock issued in your January 12, 2007 and January 20, 2007 transactions. The related amounts recorded in your financial statements should reflect the fair value of your common stock, as determined via an acceptable valuation methodology. You prominently disclose in your "Use of Proceeds" section on page 19 that you issued the majority of the shares in your January 20, 2007 transaction to "relatives and/our (sic) business associates of management;" and you issued all of the shares in your January 12, 2007 transaction to your current CEO, Mr. Nicholas Stone. As both equity transactions clearly involve related parties, they are not representative of the fair value of your common shares. Please revise your financial statements to reflect each transaction on a fair value basis in accordance with SFAS No. 123(R) or tell us why such revisions are unnecessary.

7.  In addition, you should appropriately reflect any differences between fair value and the actual selling price in your share-based transactions in your financial statements. As a result, please revise your financial statements and related notes to reflect, at a minimum, the information that follows for any equity instruments granted during the periods presented.

8.  Disclose the number of equity instruments (e.g. options or common shares) granted at each separate date, as well as the related fair value of the common shares, any exercise price information, and the intrinsic value, if any, per option.

9.  Clarify whether the valuation methodology you utilized to determine the fair value of the equity instruments was contemporaneous or retrospective.

10. Disclose management's reasons for not utilizing a valuation specialist.

11. Additionally, please provide all of the information requested in the first bullet of the above comment to us, supplementally, for equity instruments that you issue subsequent to the date of the latest balance sheet through the date of your latest response.


Mr. Nicholas Stone
Max Nutrition, Inc.

12. We acknowledge your response to comment 43 and substantively reissue our comment. It is unclear why you considered the "book value" of the shares issued in your January 12, 2007 and January 20, 2007 equity transactions in determining the fair value of those shares. Please revise your Management's Discussion and Analysis to disclose the following information related to both of your January 2007 share issuances, as well as any other issuances of common shares or other equity instruments, such as options or warrants, that you have consummated through the date of the most recent balance sheet presented in your filing:

- A discussion of significant factors, assumptions, and methodologies used in determining fair value;

- A discussion of each significant factor contributing to the difference between the fair value as of the date of each issuance and your estimated IPO price of $0.01/share; or if a contemporaneous valuation by an unrelated valuation specialist was obtained subsequent to the issuances but prior to your IPO, the fair value as determined by that valuation; and

- The valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

13. We acknowledge your response to comment 44; however, we will continue to reissue our comment until such time you request acceleration of effectiveness. Please disclose in Management's Discussion and Analysis the intrinsic value of any outstanding vested and unvested options based on your estimated IPO price, as well as the options outstanding as of the most recent balance sheet date presented in your amended filing.

*       *       *

General

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Mr. Nicholas Stone
Max Nutrition, Inc.
June 4, 2007

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

You may contact Amy Bruckner at (202) 551-3657 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters.  Please contact John Krug at (202) 551-3862, Suzanne Hayes, Branch Chief, at (202) 551-3675, or me at (202) 551-3715 with any other questions.

Sincerely,


Jeffrey Riedler
Assistant Director


cc:     Gary B. Wolff, Esq.
        805 Third Avenue
        New York, New York 10022